

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2007

<u>Via U.S. mail and facsimile</u>

Mr. V. Bruce Thompson
Senior Vice President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re:** **SandRidge Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 4, 2007**
> **File No. 333-144004**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. We will forward you in a separate letter any additional engineering comments that we may have. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to our prior comment 2. Further revise the disclosure you have added on page 127 regarding the shelf resale registration statement to make clear what constitute the "certain exceptions" to the lock-up provisions.

2.   We note your response to our prior comment 3 and reissue it. Also make sure that
        the contracts and other exhibits (such as exhibit 4.9) are filed in complete form,
        including all annexes, etc.

Executive Compensation and Other Information

Setting Executive Compensation, page 98

3.   You state that each June Mr. Ward reviews and may adjust the compensation levels
        of the executive officers, including his own compensation. However, in the
        "Executive Compensation Changes in Fiscal 2007" section on page 103, you
        indicate that the Board was also involved in the decisions setting the compensation
        levels in June. Please clarify the Board's role in setting compensation mid-year.

Related Party Transactions, page 118

4.   We note your disclosure on page F-58 in Note 15 to your Notes to Condensed
        Consolidated Financial Statements (Unaudited) for the period ended June 30, 2007
        in regard to the transaction on May 2, 2007 involving the purchase of leasehold
        acreage from a partnership controlled by a director for $8.3 million. Disclose this
        transaction in the related party section, if required by Item 404 of Regulation S-K.

Other Transactions, page 118

5.   We note your response to our prior comment 18. With regard to Mr. Mitchell,
        please make clear for each referenced transaction (1) the terms and (2) whether you
        are able to conclude that the transaction was on terms similar to those obtainable
        from third parties. For example, identify each of the non-core assets sold to Mr.
        Mitchell, and state the price at which each asset was sold. Also identify the wells in
        which Mr. Mitchell owns a small working interest. Clarify whether a disinterested
        majority of the Board and the stockholders approved the sale of your interest in
        Longfellow Ranch Partners to Mr. Mitchell.

Exhibit Index

6.   Substantially revise the list of exhibits here and in Item 16 to disclose precisely
        when and with what filing the referenced exhibits were previously filed. For
        example, you include only a single asterisk to refer to all prior filings, and you
        include no precise entry with respect to exhibit 24.1.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Jennifer Gallagher, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Mark Kelly, Esq. (by facsimile)
        L. Dang
        D. Levy
        T. Levenberg
        J. Murphy